Issuer Free Writing Prospectus

Filed by: SunPower Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-140272

SunPower Corporation

Concurrent Offerings of

$200,000,000

aggregate principal amount of

4.75% Senior Convertible Debentures due 2014

(the “Debentures Offering”)

and

9,000,000 Shares of Class A Common Stock

(the “Underwritten Equity Offering”)

This free writing prospectus relates only to the Debentures Offering of 4.75% Senior Convertible Debentures due 2014 (the “Debentures”) and the Underwritten Equity Offering of shares of class A common stock, par value $0.001 per share (the “Class A Common Stock”) and should be read together with (1) the preliminary prospectus supplement and accompanying prospectus dated April 27, 2009 relating to the Debentures Offering (the “Debenture Preliminary Prospectus Supplement”), including the documents incorporated by reference in the Debenture Preliminary Prospectus Supplement, (2) the preliminary prospectus supplement and accompanying prospectus dated April 27, 2009 relating to the Underwritten Equity Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference in the Common Stock Preliminary Prospectus Supplement, and (3) the prospectus dated January 29, 2007 (the “Base Prospectus”), including the documents incorporated by reference in the Base Prospectus.

Issuer:	SunPower Corporation

Class A Common Stock symbol: SPWRA

The Debentures Offering

Securities:	4.75% Senior Convertible Debentures due 2014

Aggregate principal amount:	$200,000,000

Underwriters’ option to purchase

additional Debentures:	$30,000,000

Issue price:	100%

Annual interest rate:	4.75%

Initial issue price in Underwritten Equity Offering:	$22.00 per share

Conversion premium over the initial

issue price in Underwritten Equity Offering:	20%

Conversion rate (subject to adjustment) :	37.8788 shares per $1,000 principal amount of Debentures

Conversion price (approximately) (subject to

adjustment):	$26.40 per share

Conversion rights:	Convertible at any time prior to the close of business on the business day immediately preceding the maturity date of the Debentures

Interest payment dates:	April 15 and October 15

First interest payment date:	October 15, 2009

Maturity date:	April 15, 2014

Call feature:	Issuer may not call the Debentures

Puts:	Upon a fundamental change prior to the maturity date of the Debentures

Increase to conversion rate upon a fundamental change (subject to adjustment):

	Stock price
Effective Date	$22.00	$24.00	$26.00	$28.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$125.00
May 4, 2009	7.5757	6.5616	5.6702	4.9446	4.3454	3.2337	2.4792	1.5442	1.0052	0.6659	0.4397	0.2829	0.1713	0.0281
April 15, 2010	7.5757	6.6045	5.6439	4.8717	4.2420	3.0969	2.3406	1.4317	0.9235	0.6098	0.4036	0.2627	0.1641	0.0263
April 15, 2011	7.5757	6.5279	5.4679	4.6321	3.9638	2.7875	2.0460	1.2035	0.7589	0.4936	0.3222	0.2060	0.1250	0.0128
April 15, 2012	7.5757	6.2865	5.0786	4.1530	3.4356	2.2405	1.5491	0.8455	0.5157	0.3307	0.2135	0.1339	0.0777	0.0003
April 15, 2013	7.5757	5.5137	4.0845	3.0473	2.2938	1.1877	0.6761	0.2999	0.1777	0.1172	0.0770	0.0469	0.0230	0.0000
April 15, 2014	7.5757	3.7566	0.6029	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the stock price per share of Common Stock is:

•	in excess of $125.00 per share (subject to adjustment), the conversion rate will not be increased; or

•	less than $22.00 per share (subject to adjustment), the conversion rate will not be increased

Conversion rate cap:	45.4545 shares per $1,000 principal amount of Debentures

Net proceeds (estimated):	$195.6 million ($225.0 million if the underwriters’ option to purchase additional Debentures is exercised in full), excluding the cost of the convertible debenture hedge and warrant transactions referred to below

Cost of Convertible Debenture Hedge

and Warrant Transactions:	$22.9 million ($26.335 million if the underwriters’ option to purchase additional Debentures is exercised in full)

Expenses payable by us for the Underwritten Debenture Offering:	$381,750, excluding underwriting discounts and commissions and the cost of the convertible debenture hedge and warrant transactions referred to above

Capitalization:	See Capitalization Table Below

Underwriting compensation per Debenture:	2.0%, $20.00

Aggregate underwriting compensation:	$4,000,000 ($4,600,000 if the underwriters’ option to purchase additional Debentures is exercised in full)

Selling concession per $1,000 principal amount of the Debenture:	$12.00

Trade date:	April 29, 2009

Settlement date:	May 4, 2009

Debenture CUSIP:	867652 AC3

Underwriters:	Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (Joint Book-Running Managers) and Lazard Capital Markets LLC, Barclays Capital Inc., Piper Jaffray & Co., Wachovia Capital Markets, LLC and SL Hare Capital, Inc. (Co-Managers)

The Underwritten Equity Offering

Class A Common Stock Offered in the

Underwritten Equity Offering:	9,000,000 shares

Underwriters’ option to purchase additional

shares of Class A Common Stock in the

Underwritten Equity Offering:	1,350,000 shares

Public offering price in the Underwritten Equity

Offering:	$22.00 per share; $198,000,000 total

Closing sale price of Class A Common Stock on April 28, 2009:	$22.61 per share

Underwriting discounts and commissions from

Underwritten Equity Offering:	$0.825 per share; $7,425,000 total

Proceeds to SunPower (before expenses) from the

Underwritten Equity Offering:	$21.175 per share; $190,575,00 total

Net proceeds from Underwritten Equity Offering

(estimated):	$190.4 million ($218.9 million if the underwriters’ option to purchase additional shares of class A common stock is exercised in full)

Total Class A Common Stock to be Outstanding

After the Underwritten Equity Offering:	52,999,060 shares (as of March 29, 2009)

Class B Common Stock to be Outstanding After

the Underwritten Equity Offering:	42,033,287 shares, representing approximately 44% of our total outstanding shares of capital stock and 86% of the voting power of our outstanding capital stock

Total Common Stock to be Outstanding After

the Underwritten Equity Offering:	95,032,347 shares (as of March 29, 2009)

Capitalization:	See Capitalization Table Below

Selling concession to selling group members:	$0.4950 per share

Underwriting compensation per share in the

Underwritten Equity Offering:	$0.825

Aggregate underwriting compensation for the

Underwritten Equity Offering:	$7,425,000; $8,538,750 with the exercise of the over-allotment option

Expenses payable by us for the Underwritten

Equity Offering:	$0.02 per share, without the exercise of the over-allotment option; $0.02 per share, with the exercise of the over-allotment option; $216,750 total

Trade date:	April 29, 2009

Settlement date:	May 4, 2009

Underwritten Equity Offering Underwriters:	Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (Joint Book-Running Managers) and Lazard Capital Markets LLC, Barclays Capital Inc., Piper Jaffray & Co., Wachovia Capital Markets, LLC and SL Hare Capital, Inc. (Co-Managers)

Capitalization Table: The following table sets forth our capitalization as of March 29, 2009:

•	on an actual basis; and

•

on an as adjusted basis to reflect (i) the completion of the Underwritten Equity Offering of 9,000,000 shares of our Class A Common Stock, including our receipt of the proceeds therefrom at a public offering price of $22.00 per share, and after deducting the estimated underwriters’ discounts and commissions and estimated offering expenses payable by us (assuming the underwriters’ option to purchase additional shares of Class A common stock is not exercised) and (ii) our sale of the Debentures in the Debentures Offering and the receipt of the net proceeds therefrom after the payment of amounts in connection with certain hedging transactions we are entering into in connection therewith (assuming the underwriters’ option to purchase additional Debentures is not exercised and that the cost of the hedging transactions is $22.9 million).

You should read this table in conjunction with the historical financial statements of SunPower as of December 28, 2008 and December 30, 2007, and for the years ended December 28, 2008, December 30, 2007 and December 31, 2006, included in SunPower’s annual report on Form 10-K for the year ended December 28, 2008, which is incorporated herein by reference.

	March 29, 2009
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$149,110	$512,187

Debt:
Long term note payable	103,850	103,850
Obligations under capital leases	576	576
1.25% senior convertible debentures due 2027	159,311	159,311
0.75% senior convertible debentures due 2027	204,457	204,457
4.75% senior convertible debentures due 2014	—	200,000

Total debt	468,194	668,194
Preferred stock, $0.001 par value per share; 10,042,490 shares authorized; none issued and outstanding	—	—
Class A common stock $0.001 par value; 217,500,000 shares authorized; 44,274,852 shares issued; 43,999,060 shares outstanding, actual; 53,274,852 shares issued; and 52,999,060 shares outstanding, as adjusted	44	53
Class B common stock, $0.001 par value; 150,000,000 shares authorized; 42,033,287 shares issued and outstanding	42	42
Additional paid-in capital	1,077,851	1,268,200
Accumulated other comprehensive loss	(19,677)	(19,677)
Retained earnings	72,825	72,825
Less: 275,792 shares of class A common stock held in treasury, at cost	(11,016)	(11,016)

Total stockholders’ equity	1,120,069	1,310,427

Total capitalization	$1,737,373	$2,490,808

The number of shares of class A and class B common stock on an as adjusted basis shown as issued and outstanding in the table above is based on the number of shares of our Class A and Class B common stock outstanding as of March 29, 2009, giving effect to the adjustments described above, but excluding:

•	1,625,092 shares of class A common stock issuable upon the exercise of options outstanding as of March 29, 2009, at a weighted average exercise price of $4.26 per share;

•	4,800,870 shares of Class A common stock reserved for future issuance as of March 29, 2009 under our various equity incentive plans and other arrangements; and

•

16,002,594 shares of Class A common stock issuable upon conversion of the Debentures offered pursuant to the Debentures Offering and the shares of Class A common stock issuable upon conversion of the 1.25% and 0.75% debentures, in each case at the presently applicable conversion rates.

The Issuer has filed a registration statement (including the Base Prospectus) with the SEC for the Debentures Offering and the Underwritten Equity Offering to which this communication relates. Before you invest, you should read the applicable prospectus supplements and the Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Debentures Offering and the Underwritten Equity Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus if you request it by calling toll-free 1-800-503-4611 or 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.